EXHIBIT 99.1

Endeavour Silver Announces 2022 Annual General Meeting Voting Results

VANCOUVER, British Columbia, May 13, 2022 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) is pleased to announce that at the Company’s 2022 Annual General Meeting (“AGM”) held on May 12, 2022 in Vancouver, shareholders voted in favour of all items of business. A total of 74,416,771 votes were cast or represented by proxy at the AGM, representing 43.57% of the outstanding common shares as of the record date. The following is a tabulation of the votes submitted by proxy:

DIRECTORS	NUMBER OF SHARES		PERCENTAGE OF VOTES CAST
	FOR	WITHHELD/ ABSTAIN	FOR	WITHHELD
Margaret M. Beck	44,199,571	1,947,032	95.78%	4.22%
Ricardo M. Campoy	44,287,849	1,858,754	95.97%	4.03%
Bradford J. Cooke	42,952,074	3,194,529	93.08%	6.92%
Daniel Dickson	45,220,569	926,034	97.99%	2.01%
Amy Jacobsen	45,163,634	982,969	97.87%	2.13%
Rex J. McLennan	42,409,137	3,737,465	91.90%	8.10%
Kenneth Pickering	44,867,006	1,279,596	97.23%	2.77%
Mario D. Szotlender	44,085,535	2,061,067	95.53%	4.47%

All director nominees were re-elected.

On a vote by show of hands, shareholders voted in favour of re-appointing KPMG LLP as auditor of the Company and authorized the Board to fix the auditor's remuneration for the ensuing year.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that operates two high-grade underground silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision, pending financing and final permits and exploring its portfolio of exploration and development projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Trish Moran
Interim Head of Investor Relations
Tel: (416) 564-4290
Email: pmoran@edrsilver.com
Website: www.edrsilver.com
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